UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
    File No. 70-9083

REPORT PERIOD
January 1, 2003 to March 31, 2003

In the Matter of

AEP UTILITIES, INC. ET AL
 (formerly known as CENTRAL AND SOUTH WEST CORPOATION)

AEP Utilities, Inc. (AEP Utilities) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from January 1, 2003 through March 31, 2003 (the "Reporting Period"):

            Obligor                           Type                      Amount                      On Behalf of
--------------------------------- ------------------------------ --------------------- ---------------------------------------
AEP Utilities                     Guarantee                      $17,500,000           Eastman Chemical Co.
AEP Utilities                     Guarantee                             -              Eastex Engineers
Energy                            Guarantee                             -              SWEPCo
Energy                            Guarantee                        8,598,687           Aalborg Industries, Inc.
AEP Utilities                     Contractor's Surety Bond              -              State of Nevada
Energy                            Performance Bond                      -              SMUD
AEP Utilities                     Letter of Credit                 1,200,000           General Electric Co.
Energy                            Guarantee                        7,915,774           Aalborg Industries, Inc.
Energy                            Guarantee                        9,448,509           Aalborg Industries Inc.
AEP Utilities                     Guarantee                        3,800,000           Crescent Real Estate Equities, LP
Energy                            Guarantee                        1,871,507           Westdeutsche Landesbank
                                                                 -----------

Total                                                            $50,334,477
                                                                 ===========

Authorization in
  Order 70-09083                     $250,000,000
Total Guarantees, Surety Bonds,
  Performance Bonds and
  Letters of Credit                   (50,334,477)
                                     ------------
Unused Authorization                 $199,665,523
                                     ============




Amounts shown are aggregate outstanding amounts as of March 31, 2003.

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration of AEP Utilities, Inc., et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: May 19, 2003


   AEP UTILITIES, INC.
      (formerly known as CENTRAL AND SOUTH WEST CORPORATION)
   CSW ENERGY, INC.
   ENERSHOP, INC.

   BY: AEP UTILITIES, INC.



                                    BY:   /s/ Geoffrey S. Chatas
                                        -------------------------
                                        Geoffrey S. Chatas,
                                        Treasurer